Exhibit D

SHAREHOLDERS’ AGREEMENT

DATED AS OF

NOVEMBER 13, 2012

AMONG

SPARROW CAPITAL INVESTMENTS LTD.

INVERSIONES LOS AVELLANOS S.A.

AND

HAZELS (BAHAMAS) INVESTMENTS INC.

i

ii

SHAREHOLDERS’ AGREEMENT

This SHAREHOLDERS’ AGREEMENT dated as of November 13, 2012 (this “Agreement”) among (i) Sparrow Capital Investments Ltd., a company organized under the laws of the Bahamas (“NewCo”), (ii) Inversiones Los Avellanos S.A., a company organized under the laws of Chile (“Avellanos”) and (iii) Hazels (Bahamas) Investments Inc., a company organized under the laws of the Bahamas (“Hazels”).

W I T N E S S E T H :

WHEREAS, the parties hereto have acquired or are acquiring securities of Ultrapetrol (Bahamas) Limited, a company organized under the laws of the Bahamas (the “Company”), pursuant to the Investment Agreement (as defined below) and the parties hereto desire to enter into this Agreement to govern certain of their rights, duties and obligations after the date hereof;

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and in the Investment Agreement (as defined below) and for such other consideration, the adequacy and sufficiency of which the parties hereby acknowledge, the parties hereto intending to be legally bound agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1.01.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that no securityholder of the Company shall be deemed an Affiliate of any other securityholder solely by reason of any investment in the Company and the Company and its Subsidiaries shall not be deemed Affiliates of each other or of any Shareholder otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Avellanos” has the meaning set forth in the Preamble.

“Board” means the board of directors of the Company.

“Business” means the business of the Company and its Subsidiaries, and any actions or businesses reasonably related or incidental thereto.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York City, Buenos Aires, Argentina or Santiago, Chile are authorized by law to close.

“Business Plan” has the meaning set forth in the definition of “Strategic Plan” herein.

“Business Plan Targets” has the meaning set forth in the definition of “Strategic Plan” herein.

“Cause” means (a) any of the following with respect to a Director or an officer of the Company: such Director’s or officer’s (i) willful and continued failure substantially to perform his or her duties with the Company in his or her established position, (ii) willful misconduct that is materially injurious, monetarily or otherwise, to the Company or any of its Subsidiaries, (iii) conviction for, or guilty plea to, a felony or a crime involving moral turpitude, or (iv) abuse of illegal drugs or other controlled substances or habitual intoxication, or (b) solely with respect to Directors nominated by MDZ or officers affiliated with MDZ, the failure by Hazels and/or Avellanos, as applicable, to cure a willful material breach by Hazels and/or Avellanos of this Agreement or the NewCo Agreement within fifteen days (or a reasonable additional time, not to exceed fifteen days, if such breach cannot be cured within the initial fifteen day period) after receiving written notice of such breach.

“Change of Control Transaction” means, with respect to any entity, a change in ownership or control effected through any of the following (whether through a single transaction or a series of related transactions): (i) a merger, consolidation or other reorganization in which securities representing more than 50% of the total combined voting power of such entity’s outstanding securities are beneficially owned, directly or indirectly, by a Person or Persons that are not the Person or Persons, or an Affiliate of the Person or Persons, who beneficially owned those securities immediately prior to such transaction, (ii) a Transfer or other disposition of all or substantially all of such entity’s assets, or (iii) any Person (other than a Related Party of such entity) becoming the beneficial owner, directly or indirectly, of securities of such entity representing 50% or more of the total voting power represented by such entity’s then outstanding voting securities.

“Closing Date” has the meaning set forth in the Investment Agreement.

“Company” has the meaning set forth in the Recitals.

“Company Securities” means (i) Shares, (ii) securities convertible into or exchangeable for Shares, (iii) options, warrants or other rights to acquire any of the foregoing, (iv) any other shares or other equity or equity-linked security issued by the Company, and (v) debt securities of the Company or any Subsidiary of the Company.

“Consensus Board Approval” means the affirmative vote of at least the four Directors nominated by NewCo and the two Directors nominated by MDZ at a duly-convened meeting of the Board at which a quorum is present.

“Follow-On Third Party Sale” means the sale by the Company or by NewCo or NewCo2 of Shares to any third party or third parties (other than to NewCo or MDZ or their Affiliates) in one transaction or a series of transactions, whereby the number of Shares sold to such third party or third parties is not less than 20% of the number of Shares held by NewCo and NewCo2 collectively as of the Closing Date; provided, however, that with respect to any proposed Follow-On Third Party Sale pursuant to Sections 4.03(g)(ii) and 5.02(ii) of this Agreement, a proposed Follow-On Third Party Sale shall refer only to a single proposal for a transaction or a series of transactions, and shall not refer collectively to multiple proposals for one or more transactions.

“Force Majeure” means any cause or causes beyond the control of a Shareholder or the Company, including acts of God, fire, storm, flood, drought, interruptions of navigation, maritime and river accidents, earthquake, acts of the public enemy, war, terrorism, rebellion, insurrection, riot, invasion, strike or lockout (which, in the case of flood, drought, interruptions of navigation and maritime and river accidents, is or are extraordinary in nature), in each case which substantially affects the performance of the Company, including through its impact on agricultural production or river navigation.

“Governmental Authority” means any sovereign government or any political subdivision thereof, whether federal, state or municipal, any legislative or judicial body, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Hazels” has the meaning set forth in the Preamble.

“Initial Business Units” has the meaning set forth in the definition of “Strategic Plan” herein.

“Initial Dividend Policy” has the meaning set forth in the definition of “Strategic Plan” herein.

“Initial Investment Plan” has the meaning set forth in the definition of “Strategic Plan” herein.

“Initial Period” means the period commencing on the Closing Date and terminating six months from the Closing Date; provided that NewCo, in its sole discretion, may elect to extend the Initial Period beyond six months from the Closing Date. Notwithstanding the foregoing, at any time before or after six months from the Closing Date, NewCo shall have the right, effective immediately upon delivery of written notice to MDZ, to either (i) terminate the Initial Period and the Initial Governance Provisions and put into effect Section 2.02(a), clauses (i) and (ii) of Section 2.06(c) and Section 2.08 of this Agreement, or (ii) terminate Section 2.01(b) and put into effect Section 2.02(a) of this Agreement. Upon receipt of written notice from NewCo as set forth in the preceding sentence, MDZ shall promptly take all actions reasonably necessary to ensure the implementation of the rights exercised by NewCo, including, without limitation, delivering written resignations from the Board of up to two Directors nominated by MDZ, and voting affirmatively or executing any written consents in favor of up to two additional Directors nominated by NewCo, provided that in the event any Directors nominated by MDZ and required to resign from the Board in connection with the termination by NewCo of the Initial Governance Provisions or of Section 2.01(b) of this Agreement do not deliver written resignations from the Board within two Business Days following receipt of such written notice from NewCo, NewCo shall have the right to remove either or both of such Directors from the Board without cause.

“Investment Agreement” means the Investment Agreement, dated as of the date of this Agreement, between the Company and NewCo.

“IRR” means, for the purpose of the calculations pursuant to Sections 4.03(c), 4.03(g) and 5.02 of this Agreement, the annualized discount rate, expressed as a percentage, which makes the net present value of the Southern Cross Net Proceeds and Southern Cross Investments, each calculated as of the day(s) paid into or out of, or with respect to, the Company, zero; provided, that for the purposes of calculating IRR pursuant to Sections 4.03(c), 4.03(g) and 5.02 of this Agreement, Southern Cross Net Proceeds shall be deemed to include the principal amount of all Southern Cross Investments outstanding on the date of such calculation (which are not otherwise part of the Qualifying Drag-Along Sale, the Follow-On Third Party Sale or proposed Follow-On Third Party Sale, as applicable), as if such Southern Cross Investments had been liquidated or otherwise repaid or discharged as of such date. IRR will be calculated in U.S. Dollars.

“Joinder” means the Joinder to Shareholders’ Agreement attached hereto at Exhibit A and forming part of this Agreement.

“Lien” means any lien, pledge, mortgage, claim, encumbrance, security interest, option, charge, restriction, assignment, easement, covenant, right-of-way or other similar restriction of any nature whatsoever.

“MAA” means the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association of the Company, as the same may be amended and restated from time to time.

“Majority Board Approval” means the affirmative vote of at least four of the Directors present at a duly-convened meeting of the Board at which a quorum is present.

“MDZ” means, collectively, Hazels and Avellanos; provided that payments by or to MDZ shall be allocated proportionately between Hazels and Avellanos, based upon their relative ownership of Shares or as otherwise instructed by Hazels.

“MDZ Warrants” means those certain Warrants granted by NewCo to MDZ, dated as of the Closing Date.

“Multi-Vote Rights” means the rights associated with certain Shares set forth in the MAA that provide such Shares with seven votes per share instead of one vote per share.

“NASDAQ” has the meaning set forth in the Investment Agreement.

“NewCo” has the meaning set forth in the Preamble.

“NewCo2” means Sparrow CI Sub Ltd., a company organized under the laws of the Bahamas.

“NewCo Agreement” means that certain Shareholders’ Agreement to be entered into among NewCo and its shareholders effective upon the Closing Date.

“Permitted Encumbrances” means any Liens (i) imposed by the operation of any law, rule or regulation, (ii) that do not detract materially from the value of the assets or property to which such Liens apply (taking into account the existence of such Lien) and do not impair the use thereof in the operation of the Business, or (iii) that secure indebtedness of the Company or any of its Subsidiaries that was incurred to refinance any then outstanding indebtedness of the Company or any of its Subsidiaries that is secured by a Lien on the same assets; provided that the principal amount of the new indebtedness does not exceed the principal amount of the indebtedness being refinanced plus any costs related to such refinancing.

“Permitted Transferee” means, with respect to NewCo, Avellanos or Hazels or any of their respective Affiliates that becomes a party to this Agreement, any entity that is an Affiliate of such Shareholder and, in the case of Avellanos or Hazels, any Related Party pursuant to clause (v)(y) of the definition thereof.

“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a Governmental Authority.

“Public Sale” means the sale of Company Securities pursuant to a public offering or a sale in the public markets, including, without limitation, a sale by NewCo pursuant to the Registration Rights Agreement.

“Registration Rights Agreement” means that certain Registration Rights Agreement, to be entered into as of the Closing Date, by and among the Company, NewCo, NewCo2, Hazels and Avellanos, in the form attached as Exhibit A to the Investment Agreement.

“Related Party” means any Person (i) that is a direct or indirect Affiliate of another specified Person; (ii) that serves as a director, officer, executor or trustee of such specified Person, (iii) in which such specified Person, directly or indirectly, holds a material interest, (iv) that, directly or indirectly, holds a material interest in such specified Person, or (v) with respect to MDZ, (x) that is an Affiliate of Hazels or Avellanos, or (y) that is either Felipe Menendez Ross, Ricardo Menendez Ross or Julio Menendez, or a spouse, child or other immediate family member or descendant of any of them, or the descendants of Isabel Menendez or an entity controlled by any of the foregoing. For the purpose of this definition, “material interest” shall mean a direct or indirect ownership of voting shares or voting interest representing 20% or more of the outstanding voting power or equity of a Person.

“Related Party Transaction” means any transaction, relationship or contract (written or oral), whether actual, contingent or otherwise, by and among the Company or any of its Subsidiaries, on the one hand, and any Related Party of (i) the Company, (ii) any Subsidiary of the Company or (iii) any Shareholder, on the other hand; provided, that a “Related Party Transaction” shall not include (a) any transaction, relationship or contract between or among the Company and any of its Subsidiaries, and (b) this Agreement or any approval, amendment, modification or waiver of, or consent with respect to, this Agreement.

“Securities Act” means the Securities Act of 1933, as amended including all the rules and promulgations thereunder.

“Share” means a share of the common stock, par value US$0.01 per share, of the Company or of any other class or series of capital stock of the Company hereafter authorized and issued.

“Shareholder” means each Person who shall be a party to, or shall be bound by, this Agreement, whether in connection with the execution and delivery of this Agreement as of the date hereof, pursuant to Section 3.03 of this Agreement or otherwise.

“Shareholders Meeting” means a meeting of the shareholders of the Company pursuant to the MAA.

“Significant Subsidiary” means any Subsidiary of the Company representing more than 10% of either the total assets or net income of the Company on a consolidated basis (based upon the most recent audited financial statements of the Company).

“Southern Cross” means Southern Cross Latin America Private Equity Fund III, L.P., an Ontario limited partnership, and Southern Cross Latin America Private Equity Fund IV, L.P., an Ontario limited partnership.

“Southern Cross Investments” means all investments made by Southern Cross and its Affiliates with respect to the Company and its Subsidiaries, whether through NewCo or NewCo2 or otherwise, including, without limitation, the investment by NewCo and NewCo2 in the Company (to the extent funded by Southern Cross) pursuant to the Investment Agreement, and all subsequent capital increases, loans and similar cash investments made by Southern Cross and its Affiliates in the Company or any of its Subsidiaries, inclusive of all Transaction Costs associated therewith, each of them as of their respective dates; provided that any Syndicated Investment shall not be deemed to be Southern Cross Investments for the purposes hereof.

“Southern Cross Net Proceeds” means the proportionate share of Southern Cross and its Affiliates (assuming the exercise in full of the MDZ Warrants) in each of the following, as of its respective date: (A) the fair market value of all cash, marketable securities or other property received by Southern Cross and its Affiliates, including SC Holders (as defined in the NewCo Agreement), NewCo and NewCo2, (i) from the Company or any of its Subsidiaries as dividends, proceeds, interest payments, debt repayments or prepayments, or redemption payments and/or other distributions, similar payments or other returns with respect to Southern Cross Investments, and (ii) from any Third Party in connection with a sale of any Southern Cross Investments (including, for the avoidance of doubt, the beneficial ownership thereof), net of (B) (i) all related Transaction Costs incurred by Southern Cross associated therewith and (ii) the payment of all Earn-Out Payments and Preliminary Earn-Out Payments (each as defined in the NewCo Agreement) pursuant to the NewCo Agreement. For the avoidance of doubt, Southern Cross Net Proceeds shall not include proceeds of any Syndicated Investment or any proceeds, dividends, payments or distributions made in respect thereof.

“Strategic Plan” means the initial written preliminary Strategic Plan of the Company, as agreed to by the Shareholders as of the date of this Agreement and any adjustments thereto, which sets forth:

(i) detailed descriptions of the “Offshore”, “River” and “Ocean” business units (the “Initial Business Units”);

(ii) the initiatives and estimated capital investments required for the Initial Business Units for the years 2012-2016 (the “Initial Investment Plan”);

(iii) the expected use of funds to be invested in the Company pursuant to the Investment Agreement (the “Use of Proceeds”);

(iv) the five-year forecast for the Company (the “Business Plan”), including, without limitation, (w) the impact of the Initial Investment Plan and the Use of Proceeds, (x) the minimum targets for the Company’s management (the “Business Plan Targets”), to be defined in terms of EBITDA and net indebtedness (other than such indebtedness incurred in connection with the declaration or payment of dividends and the acquisition of companies), (y) the maximum acceptable deviation for each of the Business Plan Targets, and (z) the preliminary estimated annual budget of the Company for the first year within those five years; and

(v) the initial dividend policy of the Company (the “Initial Dividend Policy”).

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such Person; provided, that for purposes of the definitions of Southern Cross Net Proceeds and Southern Cross Investments, a Subsidiary of the Company shall include only those Persons in which the Company has a beneficial ownership of at least 90% of the economic interests of such Person.

“Supermajority Board Approval” means the affirmative vote of at least six of the Directors present at a duly-convened meeting of the Board at which a quorum is present.

“Syndicated Investment” means any portion of any Southern Cross Investment that is Transferred to Persons other than Southern Cross or its Affiliates in connection with a syndication or other similar arrangement with respect to such investment within six months following the date of such Southern Cross Investment.

“Tag-Along Portion” means, for any Tag-Along Sale, (i) the total number of Shares proposed to be Transferred by the Tag-Along Seller in such Tag Along Sale multiplied by (ii) a fraction the numerator of which is the total number of Shares held by the Tagging Person immediately prior to such Transfer and the denominator of which is the total aggregate number of Shares held by the Shareholders immediately prior to such Transfer.

“Third Party” means a prospective purchaser of Company Securities in an arm’s-length transaction from a Shareholder, other than a Permitted Transferee of such Shareholder.

“Transaction Costs” means all reasonable out-of-pocket expenses directly attributable to a given transaction, including in relation to customary due diligence, structuring costs and fees of attorneys and auditors, but excluding any fees or other payments made to Southern Cross or any of its Affiliates.

“Transfer” means, with respect to any Company Securities, (i) when used as a verb, to sell, assign, dispose of, distribute (as a dividend or otherwise), exchange, pledge, mortgage, encumber, hypothecate or otherwise transfer such Company Securities, or agree or commit to do any of the foregoing and (ii) when used as a noun, a sale, assignment, disposition, distribution (as a dividend or otherwise), exchange, pledge, mortgage, encumbrance, hypothecation, or other transfer of such Company Securities, or any agreement or commitment to do any of the foregoing.

“Urgent Matter” means, with respect to all actions requiring Consensus Board Approval, Majority Board Approval and Supermajority Board Approval, (i) the failure by the Company or any of its Subsidiaries to meet any non-curable debt covenant, (ii) the financial distress or insolvency of the Company or any of its Subsidiaries, and (iii) the approval of any voluntary petition for the dissolution or liquidation of, or any voluntary bankruptcy proceeding with respect to, the Company or any of its Significant Subsidiaries, or the receivership of the Company or any of its Significant Subsidiaries. In addition, solely for purposes of the deadlock provisions contained in Section 2.14 of this Agreement, “Urgent Matter” will also include the initiation of any legal proceeding or settlements with respect to the Company or any of its Subsidiaries involving a payment or potential payment exceeding, individually or in the aggregate, US$25,000,000.

“Use of Proceeds” has the meaning set forth in the definition of “Strategic Plan” herein.

Section 1.02 For purposes of this Agreement, each of the following terms is defined in the Section set forth opposite such term in the table below:

Term	Section
Action	7.07
Audit Committee	2.06	(b)(iii)
Compensation Committee	2.06	(b)(ii)
Deadlock Notification	2.14	(d)
Director	2.02	(a)
Drag-Along Seller	4.03	(a)
Executive Committee	2.06	(b)(i)
First Offer Commitment	4.01	(b)
First Offer Notice	4.01	(a)
First Offer Price	4.01	(b)
Independent Director	2.02	(a)
Initial Chief Executive Officer	2.11	(a)
Initial Executive Vice President	2.11	(b)
Initial Governance Provisions	2.01
Other Shareholder	4.01	(a)
Proposed Transfer	4.01	(a)

Qualified Nominee	2.08	(a)
Qualifying Drag-Along Sale	4.03	(a)
Qualifying Drag-Along Sale Notice	4.03	(b)
Qualifying Drag-Along Transferee	4.03	(b)
Reconsideration Period	2.14	(b)
Second Meeting	2.14	(a)
Selling Shareholder	4.01	(a)
Tag-Along Notice	4.02	(a)(i)
Tag-Along Notice Period	4.02	(a)
Tag-Along Offer	4.02	(a)
Tag-Along Response Notice	4.02	(a)
Tag-Along Right	4.02	(a)
Tag-Along Sale	4.02	(a)
Tag-Along Seller	4.02	(a)
Tag-Along Shareholder	4.02	(a)(i)
Tagging Person	4.02	(a)(ii)
Target Qualifying Drag-Along Sale Price	4.03	(b)
Third Meeting	2.14	(c)

ARTICLE II

CORPORATE GOVERNANCE

Section 2.01 Initial Governance. (a) During the Initial Period, Section 2.02(a), clauses (i) and (ii) of Section 2.06(c) and Section 2.08 of this Agreement shall be inoperable and of no force and effect, and the provisions set forth in this Section 2.01 (the “Initial Governance Provisions”) shall be in full force and effect. In the event that the Initial Period is terminated, the Initial Governance Provisions shall terminate and be of no further force and effect, and each of Section 2.02(a), clauses (i) and (ii) of Section 2.06(c) and Section 2.08 of this Agreement shall become operable and in full force and effect.

(b) Composition of Board During Initial Period. During the Initial Period, the Board shall consist of seven Directors. The Shareholders shall be entitled to nominate individuals as Directors on the following basis: (i) four Directors shall be nominated by MDZ and (ii) two Directors shall be nominated by NewCo. The seventh Director shall be the Independent Director.

(c) Committees of the Board During Initial Period.

(i) During the Initial Period, the Executive Committee will be composed of three of the Directors nominated by MDZ and two of the Directors nominated by NewCo. The presence of three members of the Executive Committee shall be necessary to constitute a quorum for the transaction of business. The Executive Committee shall hold a regularly scheduled meeting at least once every month at a location to be determined.

(ii) During the Initial Period, the Compensation Committee will be composed of two of the Directors nominated by MDZ and one of the Directors nominated by NewCo. The presence of two members of the Compensation Committee shall be necessary to constitute a quorum for the transaction of business. The Compensation Committee shall hold a regularly scheduled meeting at least once every calendar quarter at a location to be determined.

(d) Supermajority Board Decisions During Initial Period. During the Initial Period, the following actions by the Company shall require Supermajority Board Approval:

(i) the removal or appointment of a Chief Operating Officer of any of the Initial Business Units; provided, that in the event the Board (by Majority Board Approval) proposes the appointment of a Qualified Nominee at two consecutive regularly scheduled quarterly meetings of the Board and at neither such meeting is such Qualified Nominee approved by a Supermajority Board Approval, such appointment may be approved by Majority Board Approval at the immediately subsequent regularly scheduled quarterly meeting of the Board;

(ii) the establishment of the amount of, or any material change to, the compensation of Directors;

(iii) any material change, modification, alteration or amendment to the Strategic Plan or the annual budget of the Company;

(iv) the annual update of the Business Plan;

(v) except where expressly approved in the annual budget of the Company, the sale or other disposition (including, without limitation, as a result of a spin-off) by, or the purchase by, the Company or any of its Subsidiaries, during any single calendar year, of assets with an aggregate fair market value in excess of US$25,000,000;

(vi) the incurrence by the Company and its Subsidiaries, on a consolidated basis, of any indebtedness for borrowed money in excess of US$25,000,000 in a single transaction or a series of related transactions; provided that if the proceeds of such indebtedness for borrowed money shall be used to repay existing indebtedness of the Company or any of its Subsidiaries, such incurrence may be approved by Majority Board Approval;

(vii) the investment by the Company or any of its Subsidiaries in any new line of business that is not an Initial Business Unit;

(viii) any amendment of the MAA of the Company or the Memorandum or Articles of Association or any equivalent organizational documents of any of its Subsidiaries that would result in a conflict between such amended document and this Agreement (for the avoidance of doubt, all other amendments shall require Majority Board Approval);

(ix) the voluntary de-listing, or taking private, of the Company;

(x) the authorization or issuance of Shares or the authorization or issuance of any class or series of equity securities of any Subsidiary of the Company;

(xi) the merger or consolidation of the Company or any of its Subsidiaries with any other Person;

(xii) the redemption, repurchase or other acquisition or modification of any Company Securities, other than repurchases of Company Securities of any executive level employee of the Company in connection with the termination of such employee’s employment;

(xiii) the approval of any voluntary petition for the dissolution or liquidation of, or any voluntary bankruptcy proceeding with respect to, the Company or any of its Subsidiaries, or the receivership of the Company or any of its Subsidiaries; provided that in the event of financial distress, such action may be approved by Majority Board Approval;

(xiv) the commencement or settlement of any litigation or other legal proceeding, where the amount in dispute or the amount of the settlement, as applicable, exceeds 1% of the Company’s consolidated net equity at the close of the preceding fiscal quarter;

(xv) the approval or amendment of any Related Party Transaction; provided that a majority of the non-interested Directors must also approve such Related Party Transaction or material amendment thereto;

(xvi) the declaration or payment of dividends or other distributions (whether in cash, property or securities) on or in respect of any of the Shares or any other security of the Company that deviates from the Initial Dividend Policy;

(xvii) the approval of any single investment or investment plan in any Person or business involving an aggregate payment or commitment to or from the Company or any of its Subsidiaries in excess of US$25,000,000; and

(xviii) the creation of any Lien by the Company or any of its Subsidiaries over any assets, properties, interests or undertakings of the Company or any of its Subsidiaries, where the amount required to discharge such Lien exceeds US$1,000,000 (or an amount equivalent thereto in any other currency).

Section 2.02 Composition of the Board. (a) In the event that the Initial Period is terminated, the Board shall consist of seven directors (“Directors”). The Shareholders shall be entitled to nominate individuals as Directors on the following basis: (i) four Directors shall be nominated by NewCo and (ii) two Directors shall be nominated by MDZ. The seventh Director shall be an independent Director who has no direct or indirect material relationship to the Company, the Shareholders or any of their Affiliates and, if applicable, who otherwise satisfies the applicable requirements of NASDAQ (or such other exchange on which the Shares may be listed) and applicable securities laws for independence (the “Independent Director”). The initial Independent Director shall be nominated by the mutual agreement of NewCo and MDZ. One of the Directors shall serve as the Chairman of the Board, and the Chairman shall be appointed by Majority Board Approval. NewCo may also designate alternate directors to serve in lieu of the Directors nominated by NewCo and MDZ may also designate alternate directors to serve in lieu of the Directors nominated by MDZ.

(b) A nomination by a Shareholder of a Director or an alternate director for the purposes of Section 2.02(a) of this Agreement shall be made by service of a notice in writing of that nomination on the Company and the other Shareholders and, if required by applicable law, with the formalization of such nomination through the corresponding resolution of Shareholders.

(c) Promptly upon the request of NewCo or MDZ to cause the election of one or more Directors or alternate directors nominated or designated by such party pursuant to this Section 2.02 or 2.04 of this Agreement, each of the Shareholders shall promptly take such action as shall be reasonably requested to sign a written consent of Shareholders and/or attend a Shareholders Meeting and vote affirmatively for the Director or Directors or alternate directors to be appointed so as to effectuate as soon as possible an election of the nominated or designated Director or Directors or alternate directors.

(d) In the event the Company is required to increase the size of the Board beyond seven Directors, including without limitation in connection with the requirements of NASDAQ or any other exchange on which the Shares are listed to add one or more additional independent Directors, then the Shareholders agree to take all actions and vote as necessary (i) to amend the MAA to reflect such increase to the Board, (ii) to ensure that a majority of Directors on the Board are nominated by NewCo, (iii) to ensure that all additional Directors added to the Board (other than any required independent Directors) are Directors nominated by NewCo and MDZ such that the total Directors nominated by each maintain as close a proportion as possible to the proportion contemplated herein and that for the avoidance of doubt, NewCo shall maintain a number of Directors equal to half of the total number of Directors plus one, and (iv) to amend the definitions of Majority Board Approval, Supermajority Board Approval and Consensus Board Approval set forth in this Agreement to reflect such changes to the composition of the Board and to preserve, in light of such changes to the composition of the Board, the intent of the parties hereto.

(e) In the event NewCo owns fewer issued and outstanding Shares than MDZ, it shall only have the right to nominate two Directors pursuant to Section 2.02(a)(i) of this Agreement and MDZ shall have the right to nominate two additional Directors pursuant to Section 2.02(a)(ii) of this Agreement. In the event NewCo owns the same amount of issued and outstanding Shares as MDZ, each of NewCo and MDZ shall have the right to nominate three Directors pursuant to Sections 2.02(a)(i) and 2.02(a)(ii) of this Agreement, respectively. For the purposes of this clause (e), (i) the number of Shares owned by each Shareholder will be calculated without regard to the voting rights associated with such Shares, (ii) after the exercise of the MDZ Warrants, any Shares held by NewCo2 shall be deemed to be held solely by MDZ, (iii) prior to the exercise of the MDZ Warrants and after the expiration of the MDZ Warrants, any Shares held by NewCo2 shall be deemed to be held solely by NewCo, (iv) at any time when the Shareholders together hold Shares representing greater than 50% of the issued and outstanding Shares, the calculations in the prior two sentences shall only take into account Shares held by the Shareholders on the Closing Date (including any Shares that they Transfer to each other), (v) at any time when the Shareholders together hold Shares representing 50% or less of the issued and outstanding Shares, the calculations in the prior two sentences shall take into account all Shares then held by the Shareholders, regardless of when purchased, (vi) in the event the provisions in Section 2.02(f) of this Agreement are triggered, the numbers of Directors referred to in the prior two sentences shall be adjusted as necessary to preserve, in light of the changes to the composition of the Board and the provisions of Section 2.02(f) of this Agreement, the intent of the parties hereto, and (vii) the number of Shares owned by each Shareholder shall include Shares it Transfers to a Permitted Transferee, for so long as such Shares are held by that Permitted Transferee or another Permitted Transferee. In the event either MDZ or NewCo acquires any Shares after the Closing Date (other than from the other party), it shall promptly notify the other party of such purchase.

(f) In the event a Person other than MDZ, Southern Cross or any of their respective Affiliates acquires beneficial ownership of at least 20% of the issued and outstanding Shares (whether through a Transfer by NewCo of Shares or through an issuance by the Company of additional Shares), then, at the election of NewCo in its sole discretion, the Shareholders agree (i) to increase the size of the Board by a number that ensures that (x) such Person may nominate one Director to the Board, (y) a majority of Directors on the Board are nominated by NewCo (subject to Section 2.02(e)) and (z) the total Directors nominated by each of NewCo and MDZ (other than independent Directors and such other Director nominated by such Person) maintain as close a proportion as possible to the proportion contemplated herein and that for the avoidance of doubt, NewCo shall maintain a number of Directors equal to half of the total number of Directors plus one (subject to Section 2.02(e)), (ii) to amend the MAA to reflect such increase to the Board, (iii) to provide such Person with the right to nominate one Director to the Board, and (iv) to amend the definitions of Majority Board Approval, Supermajority Board Approval and Consensus Board Approval set forth in this Agreement to reflect such changes to the composition of the Board and to preserve, in light of such changes to the composition of the Board, the intent of the parties hereto.

Section 2.03 Removal; Resignation.

(a) Except as set forth in the next sentence or in the definition of the Initial Period, a Director may only be removed from the Board by the Shareholder that nominated such Director under Section 2.01, 2.02 or 2.04 of this Agreement. A Director may be removed for Cause by Majority Board Approval; provided that any Director nominated by a Shareholder under Section 2.01, 2.02 or 2.04 of this Agreement shall not be removed for Cause without the prior written consent of such Shareholder, unless such Shareholder is presented with evidence reasonably satisfactory to such Shareholder that Cause exists for such removal. The Independent Director may only be removed from the Board by Supermajority Board Approval or for Cause by Majority Board Approval.

(b) Any Director of the Company may resign at any time by giving written notice to the Board and to the Company (addressed to the attention of the Secretary of the Company). The resignation of any Director shall take effect upon receipt of notice thereof by the Company or at such later time as shall be specified in the notice, and, unless otherwise specified therein, the acceptance of such resignation by the Company shall not be required to make it effective.

Section 2.04 Vacancies. If, as a result of death, disability, retirement, resignation, removal or otherwise, there shall exist or occur any vacancy on the Board which vacancy may not be filled by the alternate Director designated by the Shareholder that nominated the Director causing such vacancy, the Person or Persons entitled under Section 2.01 or Section 2.02 of this Agreement to nominate such Director whose death, disability, retirement, resignation or removal resulted in such vacancy may nominate another individual to fill such vacancy and serve as a director on the Board. Notwithstanding the foregoing, with respect to a vacancy of the Independent Director, an individual may be appointed to fill such vacancy by Supermajority Board Approval, subject to the proviso contained in Section 2.08(a) of this Agreement. The Shareholders shall use their best efforts to cause any vacancy to be filled as promptly as reasonably practicable and in any event within 15 days of the date on which the vacancy occurred.

Section 2.05 Board Meetings.

(a) The Board shall hold a regularly scheduled meeting at least once every calendar quarter at a location to be determined. Special meetings of the Board may be called at any time by any Director, provided that such Director provides written notice of such meeting to each of the other Directors at least ten Business Days before the date on which the meeting is to be held (unless waived in writing by at least six of the Directors). Such written notice shall specify the date, time and the place of the meeting and the purpose thereof, but failure to specify a purpose shall not limit action that may be taken by the Board at the meeting.

(b) The Company shall pay all reasonable out-of-pocket expenses incurred by each Director in connection with attending general and special meetings of the Board and any committee thereof, and any such meetings of the Board of Directors of any Subsidiary of the Company and any committee thereof.

(c) Unless otherwise provided by this Agreement, the presence of four Directors shall be necessary to constitute a quorum for the transaction of business. If such quorum is not present within 60 minutes after the time appointed for the meeting, the meeting shall be adjourned and the Chairman of the Board shall reschedule the meeting to a date that is at least two and not more than ten Business Days thereafter and shall cause prompt written notice of such rescheduled date to be provided to each of the Directors. In the event that, over any six month period, (i) all regularly scheduled and all specially called meetings of the Board are adjourned due to lack of a quorum due to the absence of the same individual Directors and (ii) all proposed written consents of the Board do not become effective due to the failure of the same individual Directors to execute such consents, then at the next meeting of the Board, without limiting the provisions of Section 2.06(a) of this Agreement, a quorum will consist of the presence of three Directors.

Section 2.06 Action by the Board.

(a) Unless otherwise provided by this Agreement, all actions of the Board shall require Majority Board Approval.

(b) Unless otherwise restricted by applicable law and subject to the MAA, any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by, (i) with respect to an action requiring Majority Board Approval, at least four Directors, (ii) with respect to an action requiring Supermajority Board Approval, at least six Directors, and (iii) with respect to an action requiring Consensus Board Approval, at least the Directors required for such a Consensus Board Approval; provided that the Board provides at least one Business Day’s prior written notice of any such action to be taken to all Directors. The Board shall cause any such written consents to be filed with the minutes or proceedings of the Board.

(c) The Board will form or continue to maintain certain specified committees and appoint members as set forth below (in the case of clauses (i) and (ii), in the event that the Initial Period is terminated). Committees shall have only the power to advise the Board with respect to matters pertaining to each such committee, and an action of the Board, by applicable vote or written consent of Directors, shall be required to bind the Company with respect to any proposal, advice or resolution of any committee. All actions of a committee shall require the affirmative vote of a majority of the members of the committee present at a duly convened meeting at which a quorum is present or the written consent of a majority of the members of the committee.

(i) The Board will create an Executive Committee (the “Executive Committee”), which, after the Initial Period, will be composed of three of the Directors nominated by NewCo and two of the Directors nominated by MDZ. The presence of three members of the Executive Committee shall be necessary to constitute a quorum for the transaction of business. The Executive Committee shall hold a regularly scheduled meeting at least once every month at a location to be determined.

(ii) The Board will create a Compensation Committee (the “Compensation Committee”), which, after the Initial Period, will be composed of two of the Directors nominated by NewCo and one of the Directors nominated by MDZ. The presence of two members of the Compensation Committee shall be necessary to constitute a quorum for the transaction of business. The Compensation Committee shall hold a regularly scheduled meeting at least once every calendar quarter at a location to be determined.

(iii) The Board will continue to maintain an Audit Committee (the “Audit Committee”), which will be composed of the Independent Director. Notwithstanding the Board’s ability to grant authority, powers and duties to committees, the Audit Committee shall have such powers and responsibilities as may be required by applicable securities laws and the rules of NASDAQ or any other exchange on which the Shares are listed. The Audit Committee shall hold a regularly scheduled meeting at least once every quarter at a location to be determined.

Section 2.07 Consensus Board Decisions. Notwithstanding any other provision of this Agreement, the following actions by the Company or any of its Subsidiaries shall in all cases require Consensus Board Approval:

(a) the merger or consolidation of the Company with any other Person, other than an acquisition that (i) results in the entity surviving the merger or consolidation having the same shareholder composition as the shareholder composition of the Company or such entity prior to such merger or consolidation, or (ii) merges any one or more wholly-owned Subsidiaries of the Company with and into the Company; and

(b) the issuance of Company Securities or the issuance of any class or series of equity securities of any Subsidiary of the Company, other than such issuances (i) for which the use of proceeds therefrom relates to the remediation of an Urgent Matter, (ii) in connection with grants to employees, consultants or Directors pursuant to stock option, stock grant or stock purchase arrangements outstanding on the Closing Date which issuances shall be made in compliance with such options, grants or arrangements, (iii) in connection with the conversion or exchange of convertible Company Securities outstanding on the Closing Date or issued following the Closing Date in accordance with the terms hereof, which issuances shall be made in compliance with the terms of such Securities or (iv) of any class or series of equity securities of any Subsidiary of the Company either to the Company or another Subsidiary of the Company or a nominal amount of securities required to comply with applicable law requiring more than one shareholder for a company, which issuances shall be made in compliance with law.

Section 2.08 Supermajority Board Decisions. In the event that the Initial Period is terminated, the following actions by the Company shall require Supermajority Board Approval:

(a) the appointment of a replacement to fill a vacancy of the Independent Director; provided, that in the event that the Board (by Majority Board Approval) proposes the nomination of a candidate resulting from an executive management search conducted by Egon Zehnder International (a “Qualified Nominee”) at two consecutive regularly scheduled quarterly meetings of the Board and such Qualified Nominee fails to be approved by a Supermajority Board Approval at each such meeting, such appointment may be approved at the immediately subsequent meeting of the Board by Majority Board Approval;

(b) the removal of the Initial Chief Executive Officer or the Initial Executive Vice President of the Company, except when such removal is for Cause or when such removal follows the failure by the Company to meet the initial Business Plan Targets (as may be adjusted by Supermajority Board Approval) by a factor in excess of those reasonably determined by Majority Board Approval (other than such failures caused by a Force Majeure where such Force Majeure could not reasonably be anticipated and where the effects of such Force Majeure did not result from the negligence of the Company or the applicable Shareholder);

(c) the appointment of a replacement Chief Executive Officer or a replacement Executive Vice President of the Company; provided, that in the event that the Board (by Majority Board Approval) proposes the appointment of a Qualified Nominee at two consecutive regularly scheduled quarterly meetings of the Board and such Qualified Nominee fails to be approved by a Supermajority Board Approval at each such meeting, such appointment may be approved at the immediately subsequent meeting of the Board by Majority Board Approval;

(d) the removal or appointment of a Chief Operating Officer of any of the Initial Business Units, except when such removal is for Cause; provided, that in the event that the Board (by Majority Board Approval) proposes the appointment of a Qualified Nominee at two consecutive regularly scheduled quarterly meetings of the Board and such Qualified Nominee fails to be approved by a Supermajority Board Approval at each such meeting, such appointment and the associated removal may be approved at the immediately subsequent meeting of the Board by Majority Board Approval;

(e) the establishment of the amount of, or any material change to, the compensation of Directors;

(f) any material change, modification, alteration or amendment to the Strategic Plan;

(g) the annual update of the Business Plan;

(h) except as expressly approved in the annual budget of the Company, the sale or other disposition (including, without limitation, as a result of a spin-off) by, or the purchase by, the Company or any of its Subsidiaries, during any single calendar year, of assets with an aggregate fair market value in excess of US$25,000,000;

(i) the incurrence by the Company or any of its Subsidiaries of any indebtedness for borrowed money in excess of US$25,000,000 in a single transaction or a series of related transactions; provided that if the proceeds of such indebtedness for borrowed money shall be used to repay existing indebtedness of the Company or any of its Subsidiaries, such incurrence may be approved by Majority Board Approval;

(j) the investment by the Company or any of its Subsidiaries in any new line of business that is not an Initial Business Unit;

(k) any amendment of the MAA of the Company or the memorandum or articles of association or any equivalent organizational documents of any of its Subsidiaries that would result in a conflict between such amended document and this Agreement (for the avoidance of doubt, all other amendments shall require Majority Board Approval);

(l) the voluntary de-listing, or taking private, of the Company;

(m) the issuance of Company Securities or the authorization or issuance of any class or series of equity securities of any Subsidiary of the Company, whereby the use of proceeds from such issuances relates to the remediation of an Urgent Matter;

(n) the redemption, repurchase or other acquisition or modification of any Company Securities, other than repurchases of Company Securities of any executive level employee of the Company in connection with the termination of such employee’s employment;

(o) the approval of any voluntary petition for the dissolution or liquidation of, or any voluntary bankruptcy proceeding with respect to, the Company or any Significant Subsidiary of the Company, or the receivership of the Company or any such Significant Subsidiary; provided, that in the event of financial distress, such action may be approved by Majority Board Approval;

(p) the commencement or settlement of any litigation or other legal proceeding, where the amount in dispute or the amount of the settlement, as applicable, exceeds 1% of the Company’s consolidated net equity at the close of the preceding fiscal quarter;

(q) the approval or amendment of any Related Party Transaction; provided, that a majority of the non-interested Directors must also approve such Related Party Transaction or amendment thereto;

(r) the declaration or payment of dividends or other distributions (whether in cash, property or securities) on or in respect of any of the Company’s Shares or any other security of the Company that deviates from the Initial Dividend Policy;

(s) the approval of any single investment or investment plan in any Person or business involving an aggregate payment or commitment to or from the Company or any of its Subsidiaries in excess of US$25,000,000; and

(t) the voluntary creation of any Lien by the Company or any of its Subsidiaries over any assets, properties, interests or undertakings of the Company or any of its Subsidiaries, where the amount required to discharge such Lien exceeds US$1,000,000 (or an amount equivalent thereto in any other currency), other than Permitted Encumbrances.

Section 2.09 MAA Provisions. Each Shareholder agrees to vote its Shares or execute proxies or written consents, as the case may be, and to take all other actions reasonably necessary, to ensure that the MAA (a) facilitates, and does not at any time conflict with or undermine, any provision of this Agreement and (b) permits each Shareholder to receive the benefits to which each such Shareholder is entitled under this Agreement.

Section 2.10 Compensation. Subject to Section 2.05(b) of this Agreement, unless otherwise approved by Supermajority Board Approval, the Directors (other than the Independent Director) will not be entitled to director’s fees or other compensation of any kind for serving on the Board and any committees thereof or attending or participating in meetings of such bodies.

Section 2.11 Officers of the Company. The Company shall have the officers described below. Unless otherwise expressly stated herein, officers of the Company may be appointed, removed and replaced by Majority Board Approval.

(a) Chief Executive Officer. The Chief Executive Officer of the Company shall, in consultation with the Executive Committee, carry out the day-to-day management of the Company in a manner reasonably consistent with the duties and responsibilities generally afforded to executives having that title at publicly listed U.S. companies, but subject to the limits of the authority granted to the Chief Executive Officer by the Board, acting by Majority Board Approval, and subject to matters reserved to the Board (as determined by Majority Board Approval). The Chief Executive Officer of the Company as of the Closing Date shall remain Felipe Menendez Ross (the “Initial Chief Executive Officer”).

(b) Executive Vice President. The Executive Vice President of the Company shall, in consultation with the Executive Committee, carry out the day-to-day management of the Company in the absence of the Chief Executive Officer, in a manner reasonably consistent with the duties, responsibilities and current functions of such title with the Company in place prior to the Closing Date, but subject to the limits of the authority granted to the Executive Vice President by the Board, acting by Majority Board Approval, and subject to matters reserved to the Board (as determined by Majority Board Approval). The Executive Vice President of the Company as of the Closing Date shall remain Ricardo Menendez Ross (the “Initial Executive Vice President”).

(c) Chief Financial Officer. The Board will appoint a Chief Financial Officer who shall carry out his or her responsibilities in a manner reasonably consistent with the duties and responsibilities generally afforded to executives having that title at publicly listed U.S. companies, but subject to such powers and authority granted to such Chief Financial Officer by the Board, as it deems necessary and advisable. For the avoidance of doubt, the Chief Administrative Officer of the Company will report to the Chief Financial Officer, and the Chief Financial Officer will report to the Chief Executive Officer. The Chief Financial Officer of the Company, effective as of the Closing Date, shall be an individual initially determined by NewCo (and approved by Majority Board Approval) prior to the Closing Date.

(d) Chief Operating Officers. The Board, in consultation with the Chief Executive Officer and Executive Vice President (which consultation shall not provide the Chief Executive Officer or Executive Vice President with approval rights over such appointment or otherwise restrict the Board’s ability to appoint), will, to the extent necessary, appoint a Chief Operating Officer for each of the Initial Business Units, and shall grant to each such Chief Operating Officer such powers and authority as the Board deems necessary and advisable.

Section 2.12 Business Plan Updates. The Business Plan will be updated on an annual basis, subject to Supermajority Board Approval, and such updated Business Plan will set forth adjustments to the initial Business Plan, including, without limitation, adjustments to the Business Plan Targets and the maximum acceptable deviations to such Business Plan Targets.

Section 2.13 Shareholder Voting. With respect to any matter or action that requires the affirmative vote or approval of Shareholders, MDZ shall vote its Shares in the same manner as NewCo elects to vote its Shares, except for any matter that requires, but does not obtain, a Supermajority Board Approval or a Consensus Board Approval and except as may otherwise be required by law.

Section 2.14 Deadlock Resolution.

(a) In the event a matter requiring Supermajority Board Approval pursuant to Section 2.08 of this Agreement fails to obtain a Supermajority Board Approval but obtains a Majority Board Approval, the Board may, upon the affirmative vote of at least four Directors, elect to reconsider the matter at a second meeting of the Board to be called specifically for such purpose (the “Second Meeting”). The Second Meeting shall occur no less than 30 days following the Board meeting at which such matter was initially considered.

(b) In the event a Second Meeting is called to reconsider a matter as set forth in Section 2.14(a) of this Agreement, and such matter again fails to obtain a Supermajority Board Approval, then, upon the affirmative vote of at least four Directors, the Board shall call for a period of 45 days for all Directors to reconsider such matter (a “Reconsideration Period”); provided that in the event such matter relates to an Urgent Matter, a Reconsideration Period shall not apply.

(c) Following the Reconsideration Period, any Director nominated by NewCo or MDZ may call for a third meeting of the Board for the purpose of reconsidering such matter (the “Third Meeting”). The Third Meeting shall occur no less than 15 days following the end of the Reconsideration Period.

(d) In the event either (i) a Third Meeting is called to reconsider such matter, and such matter again fails to obtain a Supermajority Board Approval, or (ii) if such matter relates to an Urgent Matter, such matter fails to obtain a Supermajority Board Approval at the Second Meeting, then a deadlock shall be deemed to have occurred. The Board shall notify NewCo and MDZ in writing of such deadlock no later than five days following the occurrence of such deadlock (a “Deadlock Notification”).

(e) Following a Deadlock Notification, each of NewCo and MDZ may, in its sole discretion, submit a written offer to the Board and to such other Shareholder, within 30 days of receipt of the Deadlock Notification, to purchase all, but not less than all, of the Shares held by such other Shareholder immediately after the Closing Date (to the extent such Shareholder continues to hold such Shares). Such written offer shall state the cash price proposed by NewCo or MDZ, as applicable, for the other’s Shares, which cash price shall not be less than the greater of (i) the daily weighted average price per Share for the Company’s Shares for the 90-day period ending on the day prior to the date of such written offer, and (ii) a price per Share equal to the Per Share Purchase Price (as defined in the Investment Agreement), adjusted to reflect a proportional annual compounded rate of 15% accruing per Share since the Closing Date. In the event both NewCo and MDZ intend to submit such a written offer, they shall coordinate with each other and the Independent Director to submit such written offers simultaneously; provided that such coordination does not prevent NewCo or MDZ from being able to submit any such written offer by the 30-day deadline provided in this Section 2.14(e).

(f) If both of NewCo and MDZ submit a written offer to purchase the Shares of the other within the 30-day period pursuant to Section 2.14(e) of this Agreement, the offer representing the higher price per share will be deemed accepted, and the other offer will be deemed rejected. If only one of NewCo and MDZ submits a written offer to purchase the Shares of the other within the 30-day period pursuant to Section 2.14(e) of this Agreement, such offer will be deemed accepted. The closing of the sale of Shares pursuant to any accepted offer shall occur no later than 20 Business Days following the end of the 30-day period set forth in Section 2.14(e) of this Agreement (which 20-Business Day period shall be extended if such sale is subject to regulatory approval until the expiration of five Business Days after all such approvals have been received, but in no event later than 60 days following the end of such 20-Business Day period). No later than five Business Days prior to such closing, the selling Shareholder shall deliver to the other wire transfer instructions for payment of the consideration to be received in connection with such purchase and sale of Shares. At such closing, the selling Shareholder shall deliver to the other such Shares, including all certificates representing such Shares, together with duly executed stock powers, free and clear of any Liens, against delivery to it of the consideration therefor.

(g) If (i) neither NewCo nor MDZ submits a written offer to purchase the Shares of the other within the 30-day period pursuant to Section 2.14(e) of this Agreement, or (ii) all regulatory approvals required in connection with a sale of the Shares have not been obtained within the 60-day period set forth in Section 2.14(f) of this Agreement, the matter causing the deadlock shall be decided by Majority Board Approval.

ARTICLE III

RESTRICTIONS ON TRANSFER

Section 3.01 General Restrictions on Transfer. Each Shareholder agrees that it shall not Transfer any Company Securities unless: (i) such Transfer complies with the MAA; and (ii) except for a Transfer to a Permitted Transferee (which shall be governed by Section 3.03 of this Agreement), such Transfer complies with Sections 4.01, 4.02 and 4.03 of this Agreement (as applicable). Any Transfer in contravention of the provisions of this Article III or Article IV of this Agreement shall be null and void and shall be deemed a material breach of, and a default under, this Agreement, and the Shareholders shall have all the rights and remedies available under this Agreement. The Shareholders agree to deliver joint instructions to the Company within five Business Days following the Closing Date, notifying the Company of this Agreement and the Transfer restrictions set forth in this Article III and Article IV of this Agreement, and instructing the Company not to effect any Transfer in contravention of the provisions of this Article III and Article IV of this Agreement.

Section 3.02 Legends. (a) In addition to any other legend that may be required, each certificate for Company Securities, if any, issued to any Shareholder shall bear a legend in substantially the following form.

“THIS SECURITIES EVIDENCED BY THIS CERTIFICATE (THE “SECURITIES”) ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING TRANSFER RESTRICTIONS) SET FORTH IN THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF ULTRAPETROL (BAHAMAS) LIMITED (AND ANY SUCCESSOR THERETO) (THE “COMPANY”) AND THAT CERTAIN SHAREHOLDERS’ AGREEMENT DATED NOVEMBER 13, 2012, AMONG CERTAIN SHAREHOLDERS OF THE COMPANY, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF COMPANY. NO TRANSFER OF THE SECURITIES WILL BE REGISTERED IN THE BOOKS AND REGISTERS OF, OR BE EFFECTIVE WITH RESPECT TO, THE COMPANY UNLESS ACCOMPANIED BY EVIDENCE OF COMPLIANCE WITH THE TERMS OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY AND SUCH SHAREHOLDERS’ AGREEMENT.”

Section 3.03 Permitted Transferees. Subject to compliance with Section 3.01 of this Agreement and the MAA, any Shareholder may at any time Transfer any or all of its Company Securities to one or more of its Permitted Transferees without compliance with Article IV of this Agreement; provided that (i) such Shareholder has given the Company and each other Shareholder ten Business Days’ prior written notice of such Transfer, (ii) the Permitted Transferee of such Shareholder has executed and delivered to the Company and each other Shareholder a Joinder, and (iii) if the Company or another Shareholder reasonably requests, such Shareholder has provided the Company and each other Shareholder satisfactory evidence that its proposed transferee is a Permitted Transferee. The Company shall refuse to register any such Transfer if (a) the Shareholder proposing the Transfer has not provided the Company with the documentation required under this Section 3.03, or (b) the Board determines in good faith, based on advice from counsel, that such Transfer would reasonably be expected to violate the MAA, the Securities Act or applicable state “blue sky” or non-U.S. securities laws. If MDZ or NewCo Transfers any Company Securities to a Permitted Transferee in accordance with this Agreement, references in this Agreement to MDZ or NewCo, as applicable, will be deemed to be references to MDZ or NewCo, as applicable, and such Permitted Transferee.

ARTICLE IV

RIGHT OF FIRST OFFER; TAG-ALONG RIGHTS; DRAG-ALONG RIGHTS

Section 4.01 Right of First Offer.

(a) Subject to Section 4.01(f) of this Agreement and the Tag-Along Rights granted in Section 4.02 of this Agreement, if either NewCo or MDZ (the “Selling Shareholder”) wishes to Transfer (the “Proposed Transfer”), directly or indirectly, in a transaction otherwise permitted by Article III of this Agreement, any Shares to a Third Party other than in connection with a Public Sale, such Selling Shareholder shall give notice to the other of NewCo or MDZ (the “Other Shareholder”) of such Proposed Transfer (the “First Offer Notice”). The First Offer Notice shall state the number of Shares the Selling Shareholder desires to Transfer, but shall not be required to specify the identity of a Third Party purchaser.

(b) The Other Shareholder will have the right and option, but not the obligation, for a period of 30 days following receipt of the First Offer Notice, to provide the Selling Shareholder with a written irrevocable and unconditional commitment to purchase, directly or through one or more designees, all (but not less than all) of the Shares specified in the First Offer Notice for cash (the “First Offer Commitment”). The First Offer Commitment shall specify the Other Shareholder’s proposed purchase price for the Shares (the “First Offer Price”) and any other relevant terms.

(c) Should the Selling Shareholder accept the First Offer Commitment, it shall so notify the Other Shareholder within five days following receipt of the First Offer Commitment, and the Other Shareholder shall be obligated to acquire, directly or through one or more designees, all (but not less than all) of the Shares specified in the First Offer Notice at the First Offer Price within 30 days following the Other Shareholder’s receipt of the Selling Shareholder’s notice pursuant to this Section 4.01(c).

(d) Should the Selling Shareholder not accept the First Offer Commitment, it shall so notify the Other Shareholder within five days following receipt of the First Offer Commitment, and the Selling Shareholder may, within the three-month period following its receipt of the First Offer Commitment, Transfer the Shares specified in the First Offer Notice to a Third Party for more than the First Offer Price.

(e) In the event the Other Shareholder does not exercise its right to deliver a First Offer Commitment within 30 days following its receipt of the First Offer Notice pursuant to Section 4.01(b) of this Agreement, then the Selling Shareholder may, within the six-month period following the delivery of the First Offer Notice, Transfer the Shares specified in the First Offer Notice to a Third Party for any price and subject to any other terms and conditions. If such a Transfer is not consummated within such six-month period, then, in the event that the Selling Shareholder still wishes to Transfer such Shares, the Selling Shareholder must again comply with this Section 4.01.

(f) The provisions of this Section 4.01 shall not apply to any proposed Transfer of Shares by the Selling Shareholder pursuant to Section 4.03 of this Agreement or to a Transfer to a Permitted Transferee.

Section 4.02 Tag-Along Rights. (a) Subject to Sections 4.01, 4.02(f) and 4.04 of this Agreement, if either NewCo or MDZ (the “Tag-Along Seller”) proposes to Transfer, directly or indirectly, in a transaction otherwise permitted by Article III of this Agreement, any Shares to a Third Party other than in connection with a Public Sale (a “Tag Along Sale”),

(i) the Tag-Along Seller shall provide the other of NewCo or MDZ (the “Tag-Along Shareholder”), notice, at least 30 days prior to the proposed closing of the Tag-Along Sale, of the terms and conditions of such proposed Transfer (“Tag-Along Notice”) and offer the Tag-Along Shareholder the opportunity to participate in such Transfer on the same terms and conditions, including for the same consideration per Share, in accordance with this Section 4.02; and

(ii) the Tag-Along Shareholder may elect, at its option, to participate in the proposed Transfer in accordance with this Section 4.02 (such electing Tag-Along Shareholder, the “Tagging Person”).

The Tag-Along Notice shall identify the number of Shares proposed to be Transferred by the Tag-Along Seller, the consideration for which the Transfer is proposed to be made, and all other material terms and conditions of the Transfer (the “Tag-Along Offer”), including the form of the proposed agreement, if any, and a firm offer by the proposed transferee to purchase Shares from the Tag-Along Shareholder in accordance with this Section 4.02; provided that in connection with a Tag-Along Sale, the liability of the Tagging Person shall not exceed the net sale proceeds received by the Tagging Person in the Tag-Along Sale.

The Tagging Person shall have the right (a “Tag-Along Right”), exercisable by notice (“Tag-Along Response Notice”) given to the Tag-Along Seller within ten Business Days after its receipt of the Tag-Along Notice (the “Tag-Along Notice Period”), to request that the Tag Along Seller include in the proposed Transfer the number of Shares held by the Tagging Person as is specified in the Tag-Along Response Notice; provided that, if the aggregate number of Shares proposed to be sold by the Tag-Along Seller and the Tagging Person in such transaction exceeds the number of Shares that can be sold on the terms and conditions set forth in the Tag-Along Notice, then the Tagging Person shall be entitled to include in the Tag-Along Sale only its Tag-Along Portion of Shares and the Tag-Along Seller shall be entitled to include the number of Shares proposed to be Transferred by the Tag-Along Seller as set forth in the Tag-Along Notice (reduced, to the extent necessary, so that the Tagging Person shall be able to include its Tag-Along Portion). The Tag-Along Response Notice shall include wire transfer instructions for payment of the purchase price for the Shares to be sold in such Tag-Along Sale and an unconditional agreement to deliver such Shares at the closing of the Tag-Along Sale against delivery of the consideration therefor.

The Tagging Person will Transfer its Shares to be included in the Tag-Along Sale to the proposed transferee at the time and place at which the Tag-Along Seller shall Transfer its Shares to the proposed transferee. The Tagging Person will not be obligated to Transfer any Shares to the proposed transferee if the Tag-Along Seller defaults in its obligation to Transfer its Shares to the proposed transferee.

If, at the end of a 60-day period after such delivery of such Tag-Along Notice (which 60-day period shall be extended if any of the transactions contemplated by the Tag-Along Offer are subject to regulatory approval until the expiration of five Business Days after all such approvals have been received, but in no event later than 120 days following delivery of the Tag-Along Notice by the Tag-Along Seller), the Tag-Along Seller has not completed the Transfer of all such Shares on substantially the same terms and conditions set forth in the Tag-Along Notice, the Tag-Along Seller shall (i) cause the return to the Tagging Person of all certificates evidencing the Shares that the Tagging Person delivered for Transfer pursuant to this Section 4.02(a) and any other documents executed by the Tagging Person in connection with the proposed Tag Along Sale, and (ii) not conduct any Transfer of Shares without again complying with the transfer restrictions in this Agreement.

(b) Concurrently with the consummation of the Tag-Along Sale, the Tag Along Seller shall (i) notify the Tagging Person thereof, (ii) remit (or, at the Tagging Person’s option, cause the transferee to remit) to the Tagging Person the total consideration for the Shares of the Tagging Person Transferred pursuant thereto, with the cash portion of the purchase price paid by wire transfer of immediately available funds in accordance with the wire transfer instructions in the applicable Tag-Along Response Notices and (iii) promptly after the consummation of such Tag-Along Sale, furnish such other evidence of the completion and the date of completion of such transfer and the terms thereof as may be reasonably requested by the Tagging Person.

(c) If at the termination of the Tag-Along Notice Period any Tag-Along Shareholder shall not have elected to participate in the Tag-Along Sale, such Tag-Along Shareholder shall be deemed to have waived its rights under Section 4.02(a) of this Agreement with respect to the Transfer of its Shares pursuant to such Tag-Along Sale.

(d) Notwithstanding anything contained in this Section 4.02, there shall be no liability on the part of the Tag-Along Seller to the Tagging Person (other than the obligation to return (i) any certificates evidencing Shares received by the Tag-Along Seller from the Tagging Person and (ii) other related documents specified above) if the Transfer of Shares pursuant to this Section 4.02 is not consummated for whatever reason.

(e) If the Tag-Along Seller has received a Tag-Along Response Notice and the Tagging Person is otherwise in compliance with this Section 4.02, the Tag-Along Seller may not Transfer any Shares to the proposed Third Party transferee unless such proposed transferee shall simultaneously purchase all of the Shares elected to be included in such Tag-Along Sale in accordance with this Section 4.02 for the same consideration and on the same terms and conditions as the proposed sale described in the Tag-Along Notice.

(f) The provisions of this Section 4.02 shall not apply to any proposed Transfer of Shares by the Tag-Along Seller pursuant to Section 4.03 of this Agreement or to a Transfer to a Permitted Transferee.

Section 4.03 Drag-Along Rights. (a) Subject to Section 4.01 and Section 4.04 of this Agreement, if after the date that is four years following the date of this Agreement, NewCo (the “Drag-Along Seller”) proposes to Transfer all of its Shares to a Third Party (a “Qualifying Drag-Along Sale”), the Drag-Along Seller may at its option require MDZ to Transfer all Shares then held by MDZ in such sale for the same consideration per Share and otherwise on the same terms and conditions as the Drag-Along Seller (except that the liability of MDZ shall not exceed the net sale proceeds received by MDZ in the Qualifying Drag-Along Sale), all in accordance with the terms of this Section 4.03.

(b) The Drag-Along Seller shall provide notice of such Qualifying Drag-Along Sale to the Company and MDZ (a “Qualifying Drag-Along Sale Notice”) not later than 30 days prior to the proposed Qualifying Drag-Along Sale. The Qualifying Drag-Along Sale Notice shall contain the following: (i) the number of Shares owned by NewCo; (ii) the identity of the Third Party to whom the Transfer is to be made, if then known (the “Qualifying Drag-Along Transferee”); (iii) the consideration per Share for which a Transfer is proposed to be made (the “Target Qualifying Drag-Along Sale Price”), as well as the aggregate consideration to be paid for all Shares to be sold (provided, that in the case of any non-cash consideration, such consideration consists of marketable securities of public companies that are traded on the New York Stock Exchange, NASDAQ, London Stock Exchange or Toronto Stock Exchange, and whose average daily trading volume for the six months prior to the date of the Qualifying Drag-Along Sale Notice is at least 7.5% of the amount of securities that would be given to MDZ as consideration); (iv) a copy of any purchase contract with the Qualifying Drag-Along Transferee and (v) all other material terms and conditions of the Qualifying Drag-Along Sale, to the extent then determined.

(c) The proposed sale required by the Drag-Along Seller may be consummated on or prior to the date which is 60 days after the date the Qualifying Drag-Along Sale Notice has been sent. MDZ shall be required to participate in the Qualifying Drag-Along Sale on the terms and conditions set forth in the Qualifying Drag-Along Sale Notice and to tender all its Shares proposed to be Transferred as set forth below. The Qualifying Drag-Along Sale shall be on the same terms applicable to all Shareholders; provided that the Target Qualifying Drag-Along Sale Price shall be no less than an amount that, as applied to the Shares held by NewCo, would result in Southern Cross achieving an IRR of at least 20%. Not later than ten Business Days after receipt of the Qualifying Drag-Along Sale Notice, MDZ shall deliver to a representative of the Drag-Along Seller designated in the Qualifying Drag-Along Sale Notice wire transfer instructions (provided that MDZ shall be entitled to modify such information in a writing delivered to such designated representative no later than three Business Days prior to the proposed closing date of the Qualifying Drag-Along Sale) for payment of the cash portion of the consideration to be received in such Qualifying Drag-Along Sale and an unconditional agreement to deliver such Shares at the closing for such Qualifying Drag-Along Sale against delivery to MDZ of the consideration therefor. If MDZ should fail to deliver certificates evidencing such Shares to the Drag-Along Seller along with such other documentation as may be necessary to Transfer such Shares, such Shares shall be Transferred to the Qualifying Drag-Along Transferee without surrender for Transfer by the holder thereof.

(d) The Drag-Along Seller shall have a period of 60 days from the date of sending the Qualifying Drag-Along Sale Notice to consummate the Qualifying Drag-Along Sale on the terms and conditions set forth in such Qualifying Drag-Along Sale Notice, provided that, if such Qualifying Drag-Along Sale is subject to regulatory approval, such 60-day period shall be extended until the expiration of five Business Days after all such approvals have been received, but in no event later than 180 days following the date of sending the Qualifying Drag-Along Sale Notice. If the Qualifying Drag-Along Sale shall not have been consummated during such period, the Drag-Along Seller shall return to MDZ all certificates and other applicable instruments evidencing Shares that MDZ delivered for Transfer pursuant to Section 4.03(c) of this Agreement, together with any other documents in the possession of the Drag-Along Seller executed by MDZ in connection with such proposed Transfer, and all the restrictions on Transfer contained in this Agreement or the MAA or otherwise applicable at such time with respect to such Shares owned by MDZ shall again be in effect.

(e) Concurrently with the consummation of the Transfer of Shares pursuant to this Section 4.03, the Drag-Along Seller shall give notice thereof to MDZ, and shall remit (or, at MDZ’s option, cause the Qualifying Drag-Along Transferee to remit) to MDZ the total consideration (the cash portion of which is to be paid by wire transfer in accordance with MDZ’s wire transfer instructions) for the Shares Transferred pursuant hereto and shall furnish such other evidence of the completion and time of completion of such Transfer and the terms thereof as may be reasonably requested by MDZ.

(f) Notwithstanding anything contained in this Section 4.03, there shall be no liability on the part of the Drag-Along Seller to MDZ (other than the obligation to return the certificates and other applicable instruments evidencing Shares received by the Drag-Along Seller) if the Transfer of Shares pursuant to this Section 4.03 is not consummated for whatever reason, regardless of whether the Drag-Along Seller has delivered a Qualifying Drag-Along Sale Notice.

(g) The provisions of this Section 4.03 shall terminate and be of no further force and effect in the event that after the date that is three years following the date of this Agreement (i) the Company or NewCo has successfully completed a Follow-On Third Party Sale at a price such that if all of NewCo’s Shares were sold at such a price on the date of such sale, Southern Cross would achieve an IRR of at least 30%, or (ii) the Directors nominated by NewCo have not approved a proposal by a Director nominated by MDZ to cause the Company to make a Follow-On Third Party Sale following a 180-day period in which the daily weighted average price of the Company’s Shares was such that if all of NewCo’s Shares were sold at such a price on the date of such proposal, Southern Cross would achieve an IRR of at least 30% (provided that such proposal is made within 90 days following the end of such 180-day period).

Section 4.04 Additional Conditions to Tag-Along and Drag-Along Sales. Notwithstanding anything contained in Sections 4.02 or 4.03 of this Agreement, the rights and obligations of any Shareholder to participate in a Tag-Along Sale under Section 4.02 of this Agreement or a Qualifying Drag-Along Sale under Section 4.03 of this Agreement are subject to the following conditions.

(a) Upon the consummation of such Tag-Along Sale or Qualifying Drag-Along Sale, any Shareholder participating therein will receive the same form and amount of consideration per share, or, if Shareholders are given an option as to the form and amount of consideration to be received, any Shareholder participating therein will be given the same option.

(b) If a Tag-Along Sale or a Qualifying Drag-Along Sale is consummated, then any Shareholder exercising its Tag-Along Right or MDZ in the case of a Qualifying Drag-Along Sale, as applicable, shall be obligated to pay its pro-rata share (based on the number of Company Securities Transferred) of any Transaction Costs incurred in connection with the consummated Tag-Along Sale or Qualifying Drag-Along Sale, as applicable, to the extent such Transaction Costs are incurred for the benefit of all Shareholders participating therein.

(c) Each Shareholder shall (i) severally and not jointly make such representations, warranties and covenants and enter into such definitive agreements as are customary for transactions of the nature of the proposed Transfer, including that a Shareholder shall be liable (and shall indemnify the other Shareholders) for its misrepresentations relating to its title to the Shares and its authority, power and rights to enter into and consummate the Transfer, (ii) benefit from all of the same provisions of the definitive agreements as the Tag-Along Seller or Drag Along Seller, as the case may be, (iii) be required to bear its their proportionate share of any escrows, holdbacks or adjustments in purchase price, and (iv) not be held liable for any amount in excess of such Shareholder’s sale proceeds.

ARTICLE V

CERTAIN COVENANTS AND AGREEMENTS

Section 5.01 Conflicting Agreements. Each Shareholder represents and agrees that it shall not (a) grant any proxy or enter into or agree to be bound by any voting trust or agreement with respect to the Company Securities, except as expressly contemplated by this Agreement, (b) enter into any agreement or arrangement of any kind with any Person with respect to its Company Securities inconsistent with the provisions of this Agreement or for the purpose or with the effect of denying or reducing the rights of any other Shareholder under this Agreement, including agreements or arrangements with respect to the Transfer or voting of its Company Securities or (c) act, for any reason, as a member of a group or in concert with any other Person in connection with the Transfer or voting of its Company Securities in any manner that is inconsistent with the provisions of this Agreement.

Section 5.02 Termination of Multi-Vote Rights. If, after the date that is four years following the date of this Agreement, NewCo sells all of its Shares to one or more Third Parties, including without limitation through a Public Sale, or all of the shares of capital stock of NewCo are sold to a Person other than to Southern Cross or any of its Affiliates, then, regardless of whether NewCo elects to exercise its Drag-Along Rights set forth in Section 4.03 of this Agreement, the Multi-Vote Rights attached to the Shares owned by MDZ shall terminate upon such sale and be of no further force and effect, and all such Shares shall entitle the holder thereof to one vote, unless after the date that is two years following the date of this Agreement and prior to such sale (i) the Company or NewCo has successfully completed a Follow-On Third Party Sale at a price such that if all of NewCo’s Shares were sold at such a price on the date of such sale, Southern Cross would achieve an IRR of at least 30%, or (ii) the Directors nominated by NewCo have not approved a proposal by a Director nominated by MDZ to cause the Company to make a Follow-On Third Party Sale following a 180-day period in which the daily weighted average price of the Company’s Shares was such that if all of NewCo’s Shares were sold at such a price on the date of such proposal, Southern Cross would achieve an IRR of at least 30% (provided that such proposal is made within 90 days following such 180-day period). The Shareholders shall take all actions and vote as necessary to amend the MAA to reflect the terms of this Section 5.02.

Section 5.03 Existing MDZ Agreements. Hazels and Avellanos hereby agree that they will take all actions necessary to terminate that certain Second Amended and Restated Shareholders Agreement, by and among Hazels, Avellanos and Solimar Holdings Ltd., dated as of September 21, 2006, effective as of the Closing Date. Hazels and Avellanos hereby agree to enter into the Registration Rights Agreement on the Closing Date, and to take all actions necessary to terminate that certain Registration Rights Agreement dated as of September 21, 2006, by and among the Company, Hazels, Avellanos and Solimar Holdings Ltd., effective as of the Closing Date.

Section 5.04 Further Assurances. To the extent that any of the agreements referred to herein require shareholder action in order to implement such agreements, each of the Shareholders shall promptly take such action as shall be reasonably requested to sign a written consent of Shareholders and/or attend a Shareholders Meeting and vote affirmatively for resolutions which are necessary to implement the agreements made herein including without limitation amending the MAA to the extent inconsistent with the principles set forth in this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Section 6.01 Representations and Warranties of the Shareholders. Each of the Shareholders, severally represents to the other Shareholders hereto, as to itself, that:

(a) It is a corporation or partnership, duly organized and validly existing under the laws of its jurisdiction of incorporation or formation, authorized to enter into this Agreement and to perform its obligations hereunder.

(b) Its representatives have the necessary power and authority to execute this Agreement on its behalf, which powers and authorities have not been modified, limited or revoked in any manner.

(c) The execution or performance of this Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or violate any provision of its by-laws or charter documents or other similar organizational documents, (ii) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in triggering any payment or other obligations, or result in the creation of a Lien on any property or asset owned or used by it that is material to the consummation of the transactions contemplated herein, or that is owned or used by and material to the Company, pursuant to any note, bond, mortgage, indenture, contract, confidentiality agreement, exclusive dealings or similar agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which any of the Shareholder’s properties or assets are bound or affected, or (iii) violate or conflict with, constitute a breach of or default under, any material judicial, arbitral or administrative order or award to which the Shareholder is a party or by which the Shareholder or any of its properties is bound, or any applicable law.

(d) No consent, approval, notification, authorization or order of, or declaration, filing or registration with any Governmental Authority or other third party is required to be obtained or made by or with respect to the Shareholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

(e) This Agreement constitutes the legal, valid and binding obligation of the Shareholder, enforceable against it in accordance with its terms.

(f) The Shareholder will, on the date of the this Agreement and on the Closing Date, own its Shares free and clear of any Liens, and such Shares are the only shares or interest in and to the Company owned or held directly or indirectly by such Shareholder.

Section 6.02 Additional Representations and Warranties of MDZ. MDZ represents to the other Shareholders hereto that except as set forth on Schedule 6.02, neither MDZ nor any of its Affiliates owns any Company Securities.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Binding Effect; Assignability; Benefit. (a) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and permitted assigns.

(b) Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto pursuant to any Transfer of Company Securities or otherwise, except that any Permitted Transferee shall (unless already bound hereby) execute and deliver to the Company and all Shareholders a Joinder and shall thenceforth be a Shareholder and be entitled to the rights and subject to the obligations of its respective transferor under this Agreement.

(c) Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 7.02 Notices. All notices, requests and other communications to any party pursuant to or in connection with this Agreement shall be in writing and shall be deemed to have been effectively given upon receipt when (i) delivered in person, (ii) mailed by certified or registered mail, return receipt requested or (iii) delivered by an internationally recognized overnight delivery service, or (iv) sent by facsimile transmission, in each case as follows:

if to NewCo to:

Sparrow Capital Investments Ltd.

c/o GTC Corporate Services Limited

Sassoon House

Shirley St. & Victoria Ave.

P.O. Box SS-5383

Nassau, New Providence, The Bahamas

Facsimile: 242-328-1069

and

Southern Cross Latin America Private Equity Fund IV, L.P.

c/o Blakes Extra Provincial Services, Inc.

Commerce Court West, Suite 2800

199 Bay Street

Toronto, Ontario M5L 1A9

Attention:

Fax: (416) 863-2653

with a copy (which shall not constitute notice) to:

Southern Cross Group LLC

300 5th Ave So., Suite 203D

Naples, FL 34102

Attention: Ricardo Rodriguez

Fax: (203) 629-8370

Email: rrodriguez@southerncrossgroup.com

and

Chadbourne & Parke LLP

30 Rockefeller Plaza

New York, NY 10012

Attention: Morton E. Grosz

Fax: (212) 541-5369

if to MDZ to:

Avenida del Bosque Norte 0440

oficina 1101

Las condes

Santiago, Chile

Attention:

Fax:

with a copy (which shall not constitute notice) to:

White & Case LLP

1155 Avenue of the Americas

New York, NY USA

10036-2787

Attention: F. Holt Goddard, Esq.

Fax: 1 (212) 354-8113

if to any other Shareholder to the address set forth on such Shareholder’s Joinder.

All notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt. Any notice, request or other written communication sent by facsimile transmission shall be confirmed by certified or registered mail, return receipt requested, posted within one Business Day, or by personal delivery, whether courier or otherwise, made within two Business Days after the date of such facsimile transmissions.

Any Person that becomes a Shareholder shall provide its address and fax number on the Joinder submitted by such Shareholder to the Company and all Shareholders, a copy of which shall be promptly provided to each other Shareholder. Any party to this Agreement may change its address for purposes of notice hereunder by giving ten days’ notice of such change to each of the other parties hereto as provided in this Section 7.02.

Section 7.03 Waiver; Amendment. No provision of this Agreement may be waived except by an instrument in writing executed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended or otherwise modified except by an instrument in writing executed by MDZ and NewCo, provided that any amendment that would have a negative economic impact on, or otherwise materially adversely affect, any Shareholder in a manner that is materially worse than the effect on any other Shareholder shall also require the consent of such negatively affected Shareholder.

Section 7.04 Effectiveness of Agreement; Termination of Rights. This Agreement shall become effective as of the Closing Date, except for the applicable definitions in Sections 1.01 and 1.02, Sections 5.01 and 5.03 and Articles VI and VII of this Agreement, which shall become effective upon the execution of this Agreement by all parties hereto; for the avoidance of doubt, in the event of the termination of the Investment Agreement prior to the Closing Date, this Agreement shall not take effect and shall be void ab initio. In the event either Hazels and/or Avellanos enters into a Change of Control Transaction, then the rights of MDZ under Article II, Section 4.01, Section 4.02 and Section 4.04 of this Agreement shall automatically terminate. In the event Southern Cross and its Affiliates cease to beneficially own (i) any equity interests in NewCo or (ii) greater than 3% of the Shares of the Company, this Agreement shall automatically terminate.

Section 7.05 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws thereof which may require the application of the law of another jurisdiction.

Section 7.06 Specific Enforcement. Each party hereto acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond, and in addition to all other remedies that may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available, upon a breach or threatened breach of this Agreement by another party hereto.

Section 7.07 Jurisdiction. Any claim, action, suit or dispute (“Action”) arising out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of the City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of the City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. The parties hereto hereby agree that the mailing of process or other papers in connection with any such Action or proceeding in the manner provided in Section 7.02 of this Agreement, or in such other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided.

Section 7.08 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Section 7.09 Entire Agreement. This Agreement, the NewCo Agreement, the Registration Rights Agreement and the MDZ Warrants constitute the entire agreement among the parties hereto and supersede all prior and contemporaneous agreements and understandings with respect to the subject matter hereof, both oral and written, among the parties hereto with respect to the subject matter hereof and thereof.

Section 7.10 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 7.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 7.12 Interpretation. “Shareholder” shall mean, if such Person shall have Transferred any of its Shares to any of its Permitted Transferees, such Person and such Permitted Transferees, taken together, and any right, obligation or action that may be exercised or taken at the election of such Person may be taken at the election of such Person and such Permitted Transferees. “Including” shall mean “including, without limitation”. References to Sections or Articles shall be references to sections or articles of this Agreement, and references to Exhibits shall be references to exhibits attached hereto. A Person shall no longer be a Shareholder under this Agreement after all of its Shares have been Transferred in accordance with the terms hereof, except that the provisions of Sections 7.01, 7.02, 7.03, 7.05 - 7.07 of this Agreement inclusive shall continue to apply.

IN WITNESS WHEREOF, the undersigned parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

INVERSIONES LOS AVELLANOS S.A.

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: Director

HAZELS (BAHAMAS) INVESTMENTS INC.

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: Director

SPARROW CAPITAL INVESTMENTS LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

EXHIBIT A

JOINDER TO SHAREHOLDERS’ AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Shareholders’ Agreement dated as of November 13, 2012 (the “Shareholders’ Agreement”), among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., as the same may be amended from time to time. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Shareholders’ Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to the Shareholders’ Agreement as of the date hereof and shall have all of the rights and obligations of a “Shareholder” thereunder as if it had executed the Shareholders’ Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Shareholders’ Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.

Date:	,

[NAME OF JOINING PARTY]

By:
Name:
Title

Address for Notices:

Schedule 6.02

MDZ and Affiliates Ownership in the Company